FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO reports first quarter 2006 results: Operating result up 28.9% due to solid organic growth and inclusion of Banca Antonveneta, April 26, 2006.

2.	CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES, April 26, 2006.

ABN AMRO hereby re-files its first quarter 2006 earnings release as previously filed on April 27, 2006. This filing does not include the auditors’ report on review of interim financial information.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 14, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr. H.W. Nagtglas Versteeg
		Title:	Company Secretary

	By:	/s/ Jochem van de Laarschot

		Name:	Jochem van de Laarschot
		Title:	Head of Press Department

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this announcement.

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 26 April 2006

ABN AMRO reports first quarter 2006 results:
Operating result up 28.9% due to solid organic growth and inclusion of Banca Antonveneta

(in millions of euros)				quarterly

	Q1 2006	Q1 2005	% change	% change[2]	Q4 2005	% change	% change2

Total operating income	5,643	4,451	26.8	20.2	5,238	7.7	7.4
Total operating expenses	3,896	3,096	25.8	18.9	3,527	10.5	10.7
Operating result	1,747	1,355	28.9	23.1	1,711	2.1	0.6
Loan impairment	331	99	234.3	191.9	287	15.3	13.9
Operating profit before tax	1,416	1,256	12.7	9.8	1,424	(0.6)	(2.1)
Profit for the period	1,038	920	12.8	13.7	1,321	(21.4)	(20.0)
Net profit attributable to shareholders	1,003	895	12.1	13.2	1,296	(22.6)	(21.2)
Earnings per share (euros)	0.53	0.54	(1.9)		0.70	(24.3)
Efficiency ratio	69.0%	69.6%			67.3%

1)   all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)   % change at constant foreign exchange rates (see annex 2)

First quarter 2006 performance (compared with the first quarter of 2005, excluding private equity consolidation effect)

➢	As the Banca Antonveneta results, which were consolidated for the first time, have a significant effect on the comparison, we give the effect including and excluding Banca Antonveneta in the comparisons below for 2005 and 2006
➢	Operating income up (+26.8% including Banca Antonveneta, +17.8% excluding) due to strong organic growth in the regional Client BUs Latin America, Asia and Europe
➢	Operating expenses higher (+25.8% including Banca Antonveneta, +15.7% excluding) mainly as a result of higher expenses in growth markets
➢	Operating result increased (+28.9% including Banca Antonveneta, +22.8% excluding) on the back of strong improvements in the BUs Latin America, Netherlands and Europe
➢	Provisions significantly higher (+EUR 232 mln including Banca Antonveneta, +EUR 200 mln excluding) due to increased provisions for consumer lending in the BUs Latin America, Asia and the Netherlands. Provisioning for commercial lending remained low
➢	Profit for the period up (+12.8% including Banca Antonveneta, +12.7% excluding)
➢	Additional savings of EUR 150 mln under the Services programme, on track to reach annualised cost savings of EUR 900 mln in 2008

BU highlights first quarter 2006 (compared with the first quarter of 2005, excluding private equity consolidation effect)
➢	BU Netherlands excl. Bouwfonds non-mortgage delivered solid revenue growth (+4.7%) and cost control (-2.7%)
➢	BU Europe excluding Banca Antonveneta improved its efficiency ratio from 105.7% to 88.2% on the back of improved BU Global Markets results. Further initiatives announced to improve the infrastructural efficiency of the BU Europe
➢	Banca Antonveneta added EUR 96 mln in profit for the period, excl. EUR 43 mln impact IFRS purchase accounting
➢	BU North America grew its operating income (+5.5%) due to a positive currency impact
➢	BU Latin America doubled its operating result on the back of strong retail loan growth
➢	BU Asia doubled its profit for the period due to continued growth of its consumer banking activities
➢	BU Global Clients showed lower results due to the revaluation of Korean Exchange Bank
➢	BU Private Clients increased its operating result (+14.6%) driven by higher commission income
➢	BU Asset Management benefited from the proceeds of the sale of Asset Management Curacao
➢	BU Private Equity increased its operating income (+4.1%) due to improved fair-market valuations
➢	Efficiency ratio of the BU Global Markets improved to 80.7%

Chairman’s statement

“We have delivered a solid set of results in the first quarter. Revenues grew strongly, driven by organic growth in our regional Client Business Units and the first-time inclusion of Banca Antonveneta, which is now part of ABN AMRO. Our focus for 2006 remains on the execution of the Managing Board’s six priorities, which in combination with our mid-market strategy, are designed to unlock the intrinsic potential of the Group.”

First quarter 2006 overview

New reporting structure	As from 1 January 2006, ABN AMRO reports its results according to the new organisational structure that was announced in October 2005. On 7 April 2006 we published our 2005 results on a pro-forma basis under the new structure in order to facilitate comparison with the quarterly results of 2006.

Operating income	Group revenues increased 26.8%, compared with the same period last year, as all regional Client Business Units (BUs) achieved solid organic growth in their revenues from consumer and commercial banking activities, as well as the first-time consolidation of Banca Antonveneta. Excluding Banca Antonveneta, operating income was up 17.8% . The BU Latin America in particular managed to strongly increase its revenues, driven by the growth of its retail loan portfolio and improved treasury results. The widespread growth in revenues illustrates our strength in the core mid-market segment and our consistent focus on our strong local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite.

Operating expenses	Operating expenses increased 25.8% compared with the same period last year due to the consolidation of Banca Antonveneta, which included EUR 46 mln of amortisation costs on intangible assets under IFRS purchase acquisition accounting. The remaining increase was due to higher expenses in our growth markets Latin America and Asia as well as in the BU North America, which was impacted by the stronger US dollar. Excluding Banca Antonveneta operating expenses rose 15.7%.

Operating result	The operating result improved 28.9% compared with the first quarter of 2005 due to good performances across nearly all regional Client BUs as well as the consolidation of Banca Antonveneta (EUR 136 mln in operating result after EUR 70 mln impact under IFRS purchase accounting). Excluding Banca Antonveneta the operating result improved 22.8% . The improvements in the regional Client BUs were as follows; BU Latin America (+100.5%), BU Asia (+73.3%), BU Netherlands (+22.2%), BU Europe (from negative EUR 13 mln to EUR 41 mln).

Loan impairment	The tables in the press release include the line loan impairment in accordance with IFRS. In the text of the press release we refer to this as provisions or provisioning.

The provisioning level was EUR 232 mln higher year-on-year, totalling EUR 331 mln as provisioning in the BUs Latin America, Asia and the Netherlands went up. This was due to the increase in absolute consumer loan volumes, as well as the relative increase of consumer lending in the overall loan portfolio. Provisions for commercial loans remained at a very low level. The consolidation of Banca Antonveneta added EUR 32 mln in provisions. Given the developments in the first quarter we expect provisioning for the full year to be somewhat higher than our outlook given with the full year 2005 results.

Profit for the period	The Group’s profit for the period increased 12.8%, compared with the first quarter of 2005, to EUR 1,038 mln. Excluding Banca Antonveneta profit for the period was up 12.7%.

Risk-weighted assets	Risk-weighted assets went up EUR 47.4 bln compared with 31 December 2005, mainly due to the consolidation of Banca Antonveneta, which added EUR 38.9 bln. The remaining growth was mainly due to the growth of the loan portfolios in the BUs Netherlands, Asia and Global Clients.

BU performance (year-on-year)

BU Netherlands	The BU Netherlands, excluding Bouwfonds non-mortgage activities, delivered a strong performance. Revenues grew by 4.7% driven by volume growth in savings and loans as well as margin improvements in savings. This was partly offset by margin compression in loans. The focus on cost efficiency led to a 2.7% reduction in expenses, mainly due to lower staff costs on the back of the new collective labour agreement (CLA) as well as a reduction in the number of full-time equivalents (FTEs) linked to IT outsourcing and offshoring initiatives. The operating result therefore improved 21.3% and the profit for the period rose by 25.1% to EUR 239 mln. The BU Netherlands was the largest contributor in terms of profit for the period.

BU Europe (excluding Banca Antonveneta)	The BU Europe achieved a significant improvement in results. Revenues grew by 52.9% mainly driven by better results from Global Markets activities. Costs increased 27.5% resulting in an improvement in the efficiency ratio from 105.7% to 88.2% . The profit for the period went from a loss of EUR 17 mln to a profit of EUR 14 mln. As indicated with the pro-forma 2005 results, we have announced initiatives today to further improve the infrastructural efficiency in the BU Europe. The Services IT initiative is expected to generate EUR 70 mln in annual savings across the region Europe (the BU Europe and the BU Global Clients in Europe) by 2008. The overall initiatives for the BU Europe (existing and new) will have an impact on the operating cost base of at least 10% by 2008, compared to 2005 actuals on a like-for like basis.

Banca Antonveneta	Banca Antonveneta cut lending margins during 2005 to stimulate loan growth. Although this had a short-term negative effect in 2005, the first quarter of 2006 showed the first tangible results of this strategy given the solid loan growth. The results improved during the first quarter and March was the best month ever for Banca Antonveneta in terms of operating result, excluding the impact of IFRS purchase accounting. We therefore expect each of the three remaining quarters of 2006 to be better than the first quarter in terms of profit for the period. The contribution of Banca Antonveneta in the first quarter of 2006 was EUR 96 mln in profit for the period (before the negative impact of EUR 43 mln under IFRS purchase accounting).

BU North America	The BU North America grew revenues by 5.5% in euro terms, helped by a stronger US dollar. In US dollar terms operating income decreased by 2.8% due to lower revenues from the former WCS activities. Expenses in euro terms increased significantly, mainly due to the effect of a stronger US dollar. Loan loss provisioning remained unsustainably low with a net release of EUR 14 mln. The net profit for the period was down 10.7% to EUR 226 mln.

BU Latin America	The BU Latin America had a strong first quarter, with revenue growth outstripping cost growth by 16.6 percentage points in euro terms and 10.2 percentage points in local currency. This reflects the Group’s focus on increasing its operating efficiency. Consequently the operating result doubled to EUR 375 mln. Provisions increased significantly due to the strong growth of the retail loan portfolio. Given the higher tax charge as a result of the stronger Brazilian real, the profit for the period was up 54.7% to EUR 116 mln.

BU Asia	The BU Asia doubled its profit for the period to EUR 51 mln on the back of strong revenue growth of 48.3% from consumer banking activities. Expenses increased 40.7% as we continued to invest in the opening of new branches and in marketing campaigns to support our Preferred Banking and credit card activities. As a consequence of revenues growing much faster than costs, the operating result increased 73.3% to EUR 104 mln.

BU Global Clients	Revenues in the BU Global Clients were impacted by the negative revaluation of our stake in Korean Exchange Bank (KEB). Revenues therefore decreased 6.7% . Adjusted for KEB, revenues were down 2.8%, expenses were stable, and the operating result was down 15.6%, resulting in a profit for the period of EUR 42 mln, an increase of 4.8%.

BU Private Clients	The BU Private Clients increased revenues by 17.2% due to higher interest revenue on the back of higher client deposits and higher commission income. Expenses also increased at a similar pace, as a result of higher performance-related compensation costs, higher VAT in France due to a change in legislation, additional expenses related to the acquisition of Bank Corluy in Belgium, and higher expenses in Asia and Latin America to fund future growth. In addition there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France. The operating result was up 14.6% and the profit for the period rose by 11.4% to EUR 78 mln.

BU Asset Management	The BU Asset Management benefited from the proceeds of the sale of its activities in Curacao, leading to revenue growth of 22.9% . Excluding the sale proceeds, revenues were up 5.1%, driven by an increase in commission income due to its focus on higher-margin products as well as an increase in Assets under Management. Costs were up 7.0% leading to a decrease in profit for the period of 6.5% to EUR 29 mln, excluding Curacao.

BU Private Equity	The BU Private Equity benefited from positive fair-market valuations of its portfolio, resulting in a revenue increase of 4.1% to EUR 128 mln (excluding the consolidation effect of controlled investments). As expenses increased due to higher transaction costs, indirect expenses and profit sharing expenses for management, the operating result was down, resulting in a profit for the period of EUR 92 mln, a decrease of 16.4%.

For a more detailed analysis of the Group’s results and individual Business Unit results, refer to pages 7 to 34 of this press release.

Consumer segment	The consumer client segment has further sharpened its management agenda to deliver profitable growth for the bank. Consumer client segment heads have been appointed in all regions and alignment with the global product lines is in place. Our continuous roll-out of the Van Gogh Preferred Banking approach in Asia and Latin America continues to deliver value to the consumer client segment and fuels customer acquisition. We expect to be in a position to report on definitive figures for the consumer client segment with the first half 2006 results.

Commercial segment	We have defined our focus as sharing best practices, to replicate successes across the segment and to seek to change both behaviours and thought processes in order to align with our ambition to operate as "One Bank". Commercial segment heads have been appointed in all regions and countries. The treasury desk and commodity supply chain initiatives are being further developed. We have launched a project to significantly increase network revenues by connecting inbound and outbound bankers around identified opportunities to bank subsidiaries of our existing clients. We expect to be in a position to report on definitive figures for the segment with the first half 2006 results.

Global Markets	Total operating income was EUR 1,059 mln. Equities in particular continued the positive trend that started in 2005, on the back of continued strong client activity, strong results in equity-linked and volatility products, and better trading results. Structured derivatives also continued its growth trend, driven by strong demand for Private Investor Products (PIP). Fixed income product revenues improved compared with 2005. Total operating costs were EUR 855 mln. The total compensation to revenue ratio remained stable at 35%. The efficiency ratio improved to 80.7% in the first quarter from 90.9% for the full year 2005 due to favourable market and trading conditions. The BU Global Markets is on track to outperform its 2006 commitment to improve the efficiency ratio by five percentage points.

Six priorities for 2006	As announced in December, the Managing Board’s six priorities for 2006 are to:

- Drive organic growth through the new Group structure. The new structure is firmly in place and the first positive developments as a result of the changes are visible in the first quarter results. We expect the benefits of the new structure to become increasingly visible as the number of initiatives designed to better service our mid-market clients accelerates.

- Realise cost synergies from Services and other initiatives. We realised EUR 134 mln cost savings in 2005 and are on track to realise EUR 300 mln of savings in 2006. The cost associated with the restructuring initiatives in 2006 is estimated at EUR 245 mln. Approximately EUR 125 to 150 mln of the cost for these initiatives are expected to be taken in the second quarter of 2006 as restructuring charges upon the finalisation of the plans for these initiatives. It is also anticipated that an amount of approximately EUR 40 to 50 mln positive estimation differences will be recorded in income in the second quarter relating to the finalisation of previous restructuring initiatives. The remaining costs will be charged to income as incurred.

- Improve returns further at our former wholesale banking activities. The revenue and cost initiatives started in 2005 are beginning to deliver results as evidenced by the improved performance of the BU Global Markets. The BU Global Markets is on track to outperform its 2006 efficiency ratio commitment of a 5% improvement. Reflecting the seasonal nature of client flows, the BU Global Clients showed stable results compared with the first quarter last year and we expect its revenues to improve in the coming quarters on the back of a good client pipeline. The results from the commercial clients businesses that were transferred to the regional Client BUs will improve their results in the coming quarters driven by a cheaper coverage model and better cross-selling. The improvement will be reflected in the regional Client BUs’ efficiency ratios.

- Realise synergies from the integration of Banca Antonveneta. We are on track to deliver EUR 80 mln of cost synergies in 2006, and the full EUR 160 mln in 2007.

- Focus on strict capital discipline. We have started the EUR 600 mln share buy-back programme announced in February 2006. By the end of March 2006 we bought back EUR 80.3 mln. We will buy back the remaining shares before 30 June 2006. We have reinstated our policy to neutralise the dilutive impact of the stock dividend as from the interim stock dividend 2006. Our tier 1 ratio stood at 8.07% and our core tier 1 ratio at 5.86% at 31 March 2006, a decrease compared with 31 December 2005, due to the impact of the consolidation of Banca Antonveneta and organic growth in RWAs. We remain committed to a tier 1 ratio of more than 8% and a core tier 1 ratio of more than 6% well before the end of 2006, which we will reach by actively managing our RWAs as well as the sale of non-core assets.

- Implement best-in-class compliance standards in all jurisdictions in which we operate. On 19 December 2005, US and Dutch regulators jointly issued a Cease and Desist Order requiring the bank to make improvements to its global compliance and risk management systems to ensure adequate oversight, effective risk management and full compliance with applicable US laws and regulations. ABN AMRO recognises that compliance is its top priority, and it is committed to creating a world-class compliance programme consistent with the global banking industry's highest standards. To achieve this, a number of key projects are in progress, including implementing global systems to further enhance our ability to monitor and filter transactions; increasing our legal, compliance and internal audit functions with extra staff; and implementing worldwide consistent compliance tools and procedures.

2005 – 2008 targets	ABN AMRO’s performance against its targets shows:
• A return on equity for the first quarter 2006 of 17.9% compared with its target of an average ROE for the period 2005 – 2008 of at least 20%. The average ROE for full year 2005 was 23.5%. The decline is due to the consolidation of Banca Antonveneta. We remain committed to reaching our average ROE target by the end of 2008.
• A number 12 TRS (total return to shareholders) position in our self-chosen peer group of 20 banks in the cycle 2005-2008. It is our goal to be in the top five by 31 December 2008.

Recent developments

We have hedged our expected US dollar net profit for 2006 through an average rate call option with a strike price of EUR/USD 1.22.

ABN AMRO announced on 31 March 2006, that it had obtained acceptances totalling 11.8% of Banca Antonveneta’s share capital following the completion of its mandatory offer that ended that day. By the close of the offer, the total percentage of shares owned by ABN AMRO amounted to 87.1% . Including the shares tendered in the mandatory offer, ABN AMRO's stake in Banca Antonveneta amounted to 98.89% . As ABN AMRO’s participation in Banca Antonveneta will exceed 98%, ABN AMRO intends to exercise its ’squeeze-out right’ to purchase the remaining shares it does not own. This has resulted in the delisting of Banca Antonveneta.

ABN AMRO Asset Management Holdings Inc., the US subsidiary of ABN AMRO Asset Management Holding N.V., announced on 21 April 2006 the sale of its US mutual fund business to Highbury Financial Inc. for USD 38.6 mln. The transaction involves 19 mutual funds that presently have USD 6 bln under management. ABN AMRO Asset Management will continue to provide investment advisory services to the funds. The transaction will allow ABN AMRO Asset Management to intensify its efforts on the institutional market, which represents over USD 35 bln of core business in the United States.

Between 31 March 2006 and up to and including 23 April 2006 we have bought back an additional EUR 198.6 mln of shares, bringing the total to EUR 278.9 mln at an average price of EUR 24.39.

ABN AMRO announces today further savings initiatives in Services. ABN AMRO introduced its Services programme in 2004, with the objective of creating value across the Group. On 14 December 2005, ABN AMRO provided further details on its progress in relation to its Services initiatives. The bank expects the annual net savings from the existing initiatives to be at least EUR 750 mln by 2008. The two initiatives announced today will achieve additional cost savings of EUR 150 mln as of 2008, leading to total cost savings within Services of EUR 900 mln per year. The cost associated with the restructuring initiatives in 2006 is estimated at EUR 245 mln. Approximately EUR 125 to 150 mln of the cost for these initiatives are expected to be taken in the second quarter of 2006 as restructuring charges upon the finalisation of the plans for these initiatives. It is also anticipated that an amount of approximately EUR 40 to 50 mln positive estimation differences will be recorded in income in the second quarter relating to the finalisation of previous restructuring initiatives. The remaining costs will be charged to income as incurred.

First quarter 2006 analysis

ABN AMRO Group
(in millions of euros)				quarterly

	Q1 2006	Q1 2005	% change	% change[2]	Q4 2005	% change	% change[2]

Net interest income	2,850	2,240	27.2	18.8	2,355	21.0	20.5
Net commissions	1,463	1,067	37.1	30.9	1,282	14.1	14.3
Net trading income	844	446	89.2	85.2	890	(5.2)	(5.2)
Results from fin. transactions	83	337	(75.4)	(76.1)	252	(67.1)	(71.4)
Results from equity holdings	51	80	(36.3)	(42.4)	51	0.0	0.0
Other operating income	352	281	25.3	20.9	408	(13.7)	(13.3)

Total operating income	5,643	4,451	26.8	20.2	5,238	7.7	7.4
Total operating expenses	3,896	3,096	25.8	18.9	3,527	10.5	10.7

Operating result	1,747	1,355	28.9	23.1	1,711	2.1	0.6
Loan impairment	331	99	234.3	191.9	287	15.3	13.9

Operating profit before tax	1,416	1,256	12.7	9.8	1,424	(0.6)	(2.1)
Income tax expense	378	336	12.5	(0.9)	103	267.0	227.6

Profit for the period	1,038	920	12.8	13.7	1,321	(21.4)	(20.0)

Net profit attributable to shareholders	1,003	895	12.1	13.2	1,296	(22.6)	(21.2)
Earnings per share (euros)	0.53	0.54	(1.9)		0.70	(24.3)

Efficiency ratio	69.0%	69.6%			67.3%

1)   all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)   % change at constant foreign exchange rates (see annex 2)

	31 Mar 06	31 Mar 05	% change	31 Dec 05	% change

(in billions of euros)
Total assets	975.1	768.0	27.0	880.8	10.7
Group capital	45.8	35.6	28.7	43.2	6.0
Risk-weighted assets	305.3	245.6	24.3	257.9	18.4

Core tier 1 ratio	5.86%	6.29%		8.47%
BIS tier 1 ratio	8.07%	8.40%		10.62%
BIS capital ratio	10.42%	11.25%		13.14%

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business, does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to annex 2 for a further discussion of the use of these non GAAP financial measures. We have presented in annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments to the figures, including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to annex 2 for a further discussion of the use of these non-GAAP financial measures.

Comparative figures

The comparative figures for 2005 on the basis of our new organisation structure were presented in our press release of 7 April 2006. Some of the numbers presented in this press release do not exactly match those in the press release of 7 April due to minor rounding differences.

As from 1 January 2006, ABN AMRO results are reported according to the new organisational structure announced in October 2005. On 7 April 2006, we published our 2005 pro-forma results under the new structure in order to facilitate comparison with the quarterly results of 2006. The 2006 results are published according to the following business lines:

–	BU Netherlands (including Bouwfonds mortgage and non-mortgage)
–	BU Europe (including Banca Antonveneta)
–	BU North America
–	BU Latin America
–	BU Asia
–	BU Private Clients
–	BU Global Clients
–	BU Asset Management
–	BU Private Equity
–	Group Functions, including Group Services

The former Wholesale Clients (WCS) organisation has under the new reporting structure been unbundled into the regional BUs and the BU Global Clients. The former WCS organisation reported on a global rather than the current regional BU basis. As a result the reconstruction of the 2005 financial information was performed on the basis of agreed upon attribution methods and allocation keys for operating income and operating expenses. It should be noted that there is volatility in the 2005 quarterly operating income line items. For local reporting, parts of former WCS operating income were transferred between the local entities of former WCS in subsequent quarters. As a result, the comparability of the quarterly profit and loss statement lines throughout 2005 and with the first quarter of 2006 is hampered. We have therefore refrained from comparing and analysing the various profit and loss statement lines at Group level as well as in the individual BUs.

Financial summary

First quarter 2006 compared with first quarter 2005

Operating income:	The Group’s operating income increased by 26.8% as result of organic revenue growth across all our regional Client BUs, as well as the consolidation of Banca Antonveneta, which added EUR 451 mln in revenues (including negative revenues of EUR 24 mln due to the amortisation of the fair-value adjustments of principally financial assets and liabilities under IFRS purchase accounting). Excluding the impact of the consolidation of Banca Antonveneta, operating income increased by 17.8% . Revenues in the BU Latin America increased by EUR 375 mln due to continued growth in the retail loan portfolio and improved treasury results. The BU Asia grew revenues by EUR 125 mln as its consumer and credit card business continued to expand, especially in India and greater China. The EUR 121 mln increase in the BU Europe was mainly the result of an improvement in Global Markets results. The BU Netherlands revenues went up by EUR 53 mln driven by volume growth in loans and saving products. The BU North America increased its revenues by EUR 49 mln on the back of growth in its commercial lending portfolio. This broad-based revenue growth is the result of a consistent focus on our strong local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses:	Operating expenses went up by 25.8% due to the consolidation of Banca Antonveneta, which added EUR 315 mln in expenses (including EUR 46 mln amortisation costs of intangible assets under IFRS purchase accounting), and due to cost increases in our growth markets Latin America and Asia. Excluding the consolidation effect of Banca Antonveneta, expenses rose 15.7% . Expenses in the BU Latin America were impacted by a stronger Brazilian real and the new CLA effective September 2005. The BU Asia continued to grow its cost base due to investments in new branches and new marketing campaigns to support our Preferred Banking and credit card activities. The BU North America’s expenses increased, mainly due to a stronger US dollar. The BU Netherlands reaped the benefits of strict cost control measures, resulting in a reduction of EUR 21 mln in expenses, mainly due to lower staff costs related to IT offshoring and outsourcing initiatives.

The operating result:	The improvement in the operating result by 28.9% was due to a good performance across nearly all the regional Client BUs, driven by solid organic revenue growth. Excluding the consolidation impact of Banca Antonveneta, the operating result was up 22.8%.

Provisions for loan losses:	The provisioning level was substantially higher as provisioning in the BUs Latin America and Asia went up and as the consolidation of Banca Antonveneta added EUR 32 mln in provisions. This was mainly due to the increase in absolute consumer loan volumes, as well as the relative increase of consumer lending in the overall loan portfolio. The increase in consumer lending will lead to higher provisions as well as higher net interest margins.

Taxes:	The effective tax rate was 26.7% compared with 26.8% for the first quarter of 2005.

Profit for the period:	The Group’s profit for the period increased to EUR 1,038 mln, up 12.8% compared with the first quarter of 2005. Excluding the consolidation of Banca Antonveneta, the increase was 12.7%.

Net profit attributable to ABN AMRO shareholders:	Net profit attributable to shareholders was EUR 1,003 mln. Minority interest went up by EUR 10 mln to EUR 35 mln. The minority interest related to Banca Antonveneta was EUR 16 mln.

First quarter 2006 compared with fourth quarter 2005

Operating income:	The operating income of the Group showed an increase of 7.7% . The consolidation of Banca Antonveneta added EUR 451 mln in revenues (including negative revenues of EUR 24 mln due to the amortisation of the fair-value adjustments of principally financial assets and liabilities under IFRS purchase accounting), while nearly all regional Client BUs grew their revenues strongly. Excluding the revenues of Banca Antonveneta and adjusted for the provision for balance sheet adjustments in the fourth quarter 2005 in the amount of negative EUR 86 mln (net negative EUR 60 mln), the Group’s operating income declined by 2.3% . Higher revenues in most BUs were offset by lower revenues in the BU Global Clients and the BU North America. The growth in revenues in the BU Latin America is particularly noteworthy as the first quarter in Brazil is traditionally weaker than the previous quarter. The BU Asia continued its strong revenue growth, driven by increases in the number of customers and credit cards particularly in India and greater China. The revenues of the BU Netherlands went up, driven by continued growth of its loan and savings volumes, as well as improved revenues from the former WCS Netherlands business. The BU Europe grew its revenues as a result of increased results from Global Markets activities. The revenues of the BU North America declined due to lower revenues from the former WCS activities. The BU Global Clients’ revenues also went down, as the fourth quarter revenues were affected by a number of sizeable client transactions, as well as a positive revaluation result of KEB.

Operating expenses:	Although costs went down in most BUs, the Group showed an increase of 10.5% due to the consolidation of Banca Antonveneta. The expenses of Banca Antonveneta in the first quarter of 2006 were EUR 315 mln (including EUR 46 mln amortisation costs under IFRS purchase accounting). Excluding the impact of Banca Antonveneta and the following significant items reported in the fourth quarter 2005, the first quarter 2006 expenses decreased by 5.7%;

	(in EUR mln)	Gross	Net
	Release healthcare benefit provision	392	268
	Holiday provision	(56)	(40)
	US regulatory fine	(67)	(67)

	As already indicated in the fourth quarter press release, the expenses of the BU Latin America, BU North America and BU Asset Management in the fourth quarter were affected by some significant items that are further discussed in the analysis of these BUs. In addition, the BU Netherlands continued to exercise of strict cost control with further reductions in FTEs, as well as lower depreciation costs due to the sale of real estate.

The operating result:

The operating result improved by 2.1% driven by better results across most regional Client BUs. This increase more than offset the weaker result of the BU Global Clients, BU North America and Group Functions. Excluding the consolidation of Banca Antonveneta, and adjusted for the items mentioned above under operating income and operating expense in the fourth quarter 2005, the operating result increased by 5.9%.

Provisions for loan losses:	Provisioning levels increased, in part due to the addition of provisions from Banca Antonveneta, and in part due to increases in the BU Latin America, BU Asia and BU Europe. As explained in the year-on-year section, this increase was mainly due to the rise in absolute consumer loan volumes, as well as the relative increase in consumer lending in the overall loan portfolio. This increase more than offset the decrease in provisions in Group Functions, where no further additions to incurred but not identified (IBNI) were recorded. As from the beginning of this year all IBNI additions or releases will be recorded at BU level. For the first quarter the charge in respect of IBNI for the Group was zero. Given the developments in the first quarter we expect provisioning for the full year to be somewhat higher than our outlook given with the full year 2005 results.

Taxes:	The effective tax rate was 26.7% compared with 7.2% for the fourth quarter of 2005. The tax rate in the fourth quarter of 2005 was low as a result of lower effective tax rates in Group Functions, mainly caused by a release in tax provisions, former Wholesale Clients, the BU Latin America, BU Private Equity and BU North America.

Profit for the period:	Despite the higher operating result in the first quarter of 2006, the profit for the period declined by 21.4% as a result of the higher effective tax rate. Excluding the consolidation of Banca Antonveneta and adjusted for the items mentioned above under operating income and operating expense in the fourth quarter 2005, the profit for the period decreased by 11.1%.

Risk-weighted assets:	Risk-weighted assets (RWAs) went up EUR 47.4 bln compared with 31 December 2005, mainly due to the consolidation of Banca Antonveneta, which added EUR 38.9 bln. The remaining growth was due to the growth of the loan portfolios in the BUs Netherlands, Asia and Global Clients.

Capital ratios:	The tier 1 ratio at 31 March 2006 was 255 basis points lower at 8.07% . The decrease is mainly due to the consolidation of Banca Antonveneta, which had an impact of 292 basis points, and to the increase in RWAs, which had an impact of 29 basis points. The core tier 1 ratio decreased by 261 basis points to 5.86% . The total BIS ratio stood at 10.42%, a decrease of 272 basis points.

The BU Netherlands
(in millions of euros)			quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	818	803	1.9	880	(7.0)
Net commissions	236	216	9.3	135	74.8
Net trading income	133	116	14.7	108	23.1
Other operating income	146	125	16.8	147	(0.7)

Total operating income	1,333	1,260	5.8	1,270	5.0
Total operating expenses	837	854	(2.0)	898	(6.8)

Operating result	496	406	22.2	372	33.3
Loan impairment	88	69	27.5	83	6.0

Operating profit before tax	408	337	21.1	289	41.2
Income tax expense	119	107	11.2	90	32.2

Profit for the period	289	230	25.7	199	45.2

Efficiency ratio	62.8%	67.8%		70.7%

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	182.3			176.9	3.1
Risk-weighted assets	84.6			78.7	7.5

In order to facilitate the analysis we have split the BU Netherlands in two parts, the BU Netherlands excluding Bouwfonds non-mortgage, and Bouwfonds non-mortgage.

The BU Netherlands excluding Bouwfonds non-mortgage
(in millions of euros)			quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	773	767	0.8	835	(7.4)
Net commissions	236	212	11.3	134	76.1
Net trading income	133	116	14.7	108	23.1
Other operating income	46	40	15.0	55	(16.4)

Total operating income	1,188	1,135	4.7	1,132	4.9
Total operating expenses	767	788	(2.7)	820	(6.5)

Operating result	421	347	21.3	312	34.9
Loan impairment	85	69	23.2	77	10.4

Operating profit before tax	336	278	20.9	235	43.0
Income tax expense	97	87	11.5	74	31.1

Profit for the period	239	191	25.1	161	48.4

Efficiency ratio	64.6%	69.4%		72.4%

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	169.4			164.3	3.1
Risk-weighted assets	72.4			66.7	8.5

In the new structure, the BU Netherlands (BU NL) consists of the former BU NL activities, the former Bouwfonds mortgage activities and the former WCS NL activities. In the analysis below, the consumer and commercial clients business refers to the former BU NL and Bouwfonds mortgage activities.

First quarter 2006 compared with first quarter 2005

  Total operating income grew by 4.7% to EUR 1,188 mln mainly due to the growth in the consumer and commercial clients business, where revenues increased by EUR 46 mln. Revenues from the former WCS NL activities increased by EUR 8 mln due to volume growth in loan products and better results from FX products due to an improvement in market conditions.

  The strong rise in revenues of the consumer and commercial client business is due to an increase of EUR 21 mln in net interest income. Net interest income went up due to increased loan and savings volumes and better margins on savings products, partly offset by lower margins on loans. Mortgage prepayment penalties in the first quarter 2006 amounted to EUR 57 mln, which were fully neutralised by the unwinding of funding in order to protect future net interest income. This compares with EUR 44 mln of mortgage prepayment penalties in the same period of last year, which were not offset by funding adjustments. In 2006 we will, if market circumstances allow, continue the policy to neutralise the negative effect of prepayments on future income.

  Average loan volumes for the consumer and commercial client business grew 9%. This is a combination of double digit growth rates in most loan products and high single digit growth rates in mortgages. The BU NL has increased its market share in consumer loans by more than 2.5 percentage points to 25%. In addition, client appetite for these products increased. The mortgage portfolio increased by 7% to EUR 77 bln. New mortgage production volumes rose by 32%. This was partly due to sales via intermediaries. The BU NL grew consumer and commercial loan volumes due to benign market circumstances and as a result of improvements in the product offering, which now better fits the needs of our consumer and commercial mid-market clients. The increase in loan volumes partly compensated for lower margins. In particular, margins on the mortgage portfolio declined due to the continued strong competition in the mortgage market.

  In terms of liabilities, consumer saving volumes grew by 3%. Margins on consumer savings products increased while still being able to increase our market share to above 20%. This more than compensated for the small decrease in margins for commercial savings products, as a result of the introduction of a more competitive commercial savings product during 2005. Commercial savings volumes increased by 9%, which reflects our clients need for financial flexibility in a growing economy.

  The consumer and commercial clients business reported an increase in commission income for asset management products. In addition, fees on securities transactions went up in line with higher equity markets. The BU NL faces increased competition in the market for securities transactions for consumer clients. To protect its market share in direct securities transactions, ABN AMRO announced a reduction in tariffs for this service to the same level as the low-cost providers on 19 April 2006.

  Total operating expenses decreased by 2.7% to EUR 767 mln which is evidence of the strong cost control at the BU NL. Expenses decreased mainly due to lower staff costs and a reduction in depreciation costs. Staff costs in the consumer and commercial business benefited from the new CLA and a reduction in FTEs related to outflows from the employability centre and outsourcing and offshoring IT. Staff costs in former WCS NL were also lower due to a reduction in FTEs related to the ongoing restructuring in the former WCS NL. The decrease in depreciation and amortisation costs is mainly related to the sale of real estate during 2005.

  The operating result increased by 21.3% to EUR 421 mln. The efficiency ratio improved by 4.8 percentage points to 64.6%.

  Provisioning for loan losses increased by EUR 16 mln to EUR 85 mln, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. Part of this increase is related to a new credit management programme which recognises problem loans earlier for these segments.

  Profit for the period increased by 25.1% to EUR 239 mln.

First quarter 2006 compared with fourth quarter 2005

  Total operating income increased by 4.9% to EUR 1,188 mln. Operating income from the consumer and commercial clients business decreased by EUR 30 mln, which was more than compensated by the EUR 83 mln rise in the former WCS NL results due to higher income from Global Markets activities and an increase in the Merger & Acquisitions (M&A) advisory business.

  The decrease in operating income from consumer and commercial clients was mostly due to a EUR 50 mln decline in net interest income. This decrease was mainly caused by the unwinding of funding in the first quarter of 2006, which fully neutralised the mortgage prepayment penalties. In the fourth quarter of last year only EUR 32 mln of the EUR 91 mln in prepayment penalties was neutralised by the unwinding of funding. If the total amount of prepayment penalties in the fourth quarter had been neutralised, net interest income for the consumer and commercial clients business would have increased by EUR 9 mln. This positive underlying trend is a reflection of higher income from savings products, which more than offset lower net interest income from mortgages and commercial loans. The higher net interest income from savings products resulted from higher margins on all savings products in combination with higher volumes in commercial savings volumes and stable consumer savings volumes. The lower net interest income from loans was due to lower margins in particular for mortgage loans on the back of strong competition. This more than offset increased loan volumes, in particular commercial loans, which grew by 4%.

  Further growth in operating income from consumer and commercial clients business came from higher insurance and asset management fees, which were only partly offset by lower income from the sale of real estate in the fourth quarter of 2005.

  Total operating expenses decreased by 6.5% to EUR 767 mln. The reduction in expenses was mainly related to lower staff costs and lower depreciation costs related to the disposal of real estate in the preceding period. Staff numbers decreased, mainly due to a reduction of staff in former WCS NL and a reduction in temporary staff for special projects.

  The operating result increased by 34.9% to EUR 421 mln. The efficiency ratio improved by 7.8% percentage points to 64.6%.

  Provisioning increased by EUR 8 mln to EUR 85 mln. The provisioning level increased from 42 basis points (bps) of average RWAs to 49 bps of RWAs. This increase is a reflection of higher provisioning for consumer loans and is related to a new programme that results in the early recognition of problem loans for these segments. In addition, two securitisation programmes executed at the end of the year reduced average RWAs in the first quarter of 2006 compared with the previous quarter.

  The effective tax rate for the BU NL went down to 28.9% reflecting a lower corporate tax rate in the Netherlands.

  Profit for the period was 48.4% higher at EUR 239 mln.

  RWAs increased by EUR 6.6 bln or 10% to EUR 72.4 bln. The main contributor to the rise in RWAs was the consumer and commercial client business, which grew RWAs by EUR 3.5 bln, mainly due to the increase in the commercial loan portfolio and the mortgage portfolio. The former WCS NL increased RWAs by EUR 3.1bln.

  Strategic initiatives

  In 2005, the BU NL intensified various cross-BU initiatives, such as the cooperation with Corporate Clients and Private Clients aimed at delivering one integrated commercial and consumer client proposition. The new Group structure will provide ample room for developing more of these initiatives in the course of 2006.

  The BU NL improved its customer segmentation, which has led to service concepts and products that closely fit the needs of our mid-market client base. As mentioned previously, this strategy has led to strong improvements in client satisfaction levels. These higher levels are currently proving to be sustainable. One good example of this segmented approach is the development of our Young Professionals proposition. This attractive client base of potential Preferred Banking clients, at the beginning of their professional career, has expanded from 17,000 clients a year ago to 51,000 clients at the end of the first quarter of 2006. With the introduction of a dedicated website and further improvements of the product offering, our Young Professional proposition has become a strong tool for acquiring new clients.

  These initiatives contribute to the BU NL’s strategy to become the primary bank for all its customers by delivering services that make a real difference, that are always personal and are available through every channel. In line with the strategy of the Group, the BU NL’s key competitive advantage lies with mid- market customers.

Bouwfonds non-mortgage

(in millions of euros)			quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	45	36	25.0	45	0.0
Net commissions	0	4		1
Other operating income	100	85	17.6	92	8.7

Total operating income	145	125	16.0	138	5.1
Total operating expenses	70	66	6.1	78	(10.3)

Operating result	75	59	27.1	60	25.0
Loan impairment	3	0		6	(50.0)

Operating profit before tax	72	59	22.0	54	33.3
Income tax expense	22	20	10.0	16	37.5

Profit for the period	50	39	28.2	38	31.6

Efficiency ratio	48.3%	52.8%		56.5%

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	12.9			12.6	2.4
Risk-weighted assets	12.2			12.0	1.7

Bouwfonds non-mortgage consists of the former Bouwfonds activities excluding the mortgage activities that were transferred to the BU NL.

First quarter 2006 compared with first quarter 2005

The operating result increased by 27.1% to EUR 75 mln. This result was driven by a rise in operating income of 16% to EUR 145 mln as a result of favourable developments in both the property development and the finance business. Expenses are well under control and increased by 6.1% to EUR 70 mln.

First quarter 2006 compared with fourth quarter 2005

The operating result increased by 25.0% to EUR 75 mln as a result of a 10.3% reduction in expenses and a 5.1% growth in operating income due to higher revenues from property development activities.

Update on the sales process for Bouwfonds non-mortgage: A substantial number of parties have shown interest in Bouwfonds non-mortgage. The sale process is currently well underway and we expect to reach an agreement in the third quarter of this year.

The BU Europe

(in millions of euros)			quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	298	(59)		(183)
Net commissions	190	56	239.3	96	97.9
Net trading income	306	202	51.5	329	(7.0)
Results from fin. transactions	(21)	21		31
Results from equity holdings	0	2		3
Other operating income	25	5		26	(3.8)

Total operating income	798	227	251.5	302	164.2
Total operating expenses	621	240	158.8	326	90.5

Operating result	177	(13)		(24)
Loan impairment	32	(5)		(38)

Operating profit before tax	145	(8)		14
Income tax expense	78	9		35	122.9

Profit for the period	67	(17)		(21)

Efficiency ratio	77.8%	105.7%		107.9%

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	375.9			304.8	23.3
Risk-weighted assets	68.2			28.1	142.7

In order to facilitate the analysis we have split the BU Europe in two parts, the BU Europe excluding Banca Antonveneta, and Banca Antonveneta.

The BU Europe excluding Banca Antonveneta
(in millions of euros)			quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	39	-59		-183
Net commissions	41	56	(26.8)	96	(57.3)
Net trading income	288	202	42.6	329	(12.5)
Results from fin. transactions	-23	21		31
Results from equity holdings	0	2		3
Other operating income	2	5	(60.0)	26	(92.3)

Total operating income	347	227	52.9	302	14.9
Total operating expenses	306	240	27.5	326	(6.1)

Operating result	41	-13		-24
Loan impairment	0	-5		-38

Operating profit before tax	41	-8		14	192.9
Income tax expense	27	9	200.0	35	(22.9)

Profit for the period	14	-17		-21

Efficiency ratio	88.2%	105.7%		107.9%

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	325.7			304.8	6.9
Risk-weighted assets	29.2			28.1	3.9

The BU Europe is present in 28 countries and has clients based in Europe (excluding the Netherlands), Russia and Africa.

The BU Europe serves two client bases: the commercial clients formerly served by Wholesale Clients (excluding the clients served by the BU Global Clients) and consumer clients formerly served by New Growth Markets.

First quarter 2006 compared with first quarter 2005

  Total operating income increased 52.9% driven by strong revenue growth due to favourable market conditions and the repositioning of a number of key product groups. Equities in particular continued to show strong results in equity-linked and volatility products, on the back of continued strong client activity. Structured derivatives also continued its growth trend, driven by strong demand for Private Investor Products (PIP). Debt Capital Markets (DCM), part of Fixed Income Capital Markets (FICM), also had a good first quarter. Transaction Banking revenues increased due to better results from cash flow advisory on the back of higher cash balances and higher Fed fund rates, partly offset by continued margin pressure due to increased competition. Trade financing revenues grew strongly, especially in European emerging markets.

  The operating income of the BU Europe benefited from strong client-related trading revenues on the back of European client flows. The results of the BU Europe will continue to be impacted by market volatility going forward.

  Total operating expenses increased 27.5% mainly due to investments made during 2005 in the Derivatives Step Change programme, Private Investor Products, compliance, Basel II, and an increase in bonus accruals in line with the improved performance.

  The operating result increased EUR 54 mln to EUR 41 mln.

  No net provisions were taken in comparison with a net release of provisions in the first quarter of 2005 of EUR 5 mln. Net provisioning levels are expected to increase during the remainder of the year.

  Profit for the period increased by EUR 31 mln to EUR 14 mln.

First quarter 2006 compared with fourth quarter 2005

  Total operating income increased 14.9% mainly driven by improved Global Markets revenues. Fixed income and equities revenues increased compared with an already very strong fourth quarter in 2005. FICM revenues decreased, compared with an exceptionally strong fourth quarter in 2005. Transaction banking revenues declined somewhat due to seasonal (year-end) effects of the cash flow advisory business, offset by higher revenues from trade finance activities which continued to grow in European emerging markets.

  Total operating expenses decreased 6.1% relative to high expenses in 2005 for structured derivatives, compliance and IT, mainly due to realised savings from Group Services IT and telecom projects.

  The operating result improved by EUR 65 mln to EUR 41 mln.

  No net provisions were taken in comparison with a net release of provisions in the previous quarter of EUR 38 mln.

  Profit for the period increased by EUR 35 mln to EUR 14 mln.

  The efficiency ratio improved from 107.9% in the fourth quarter 2005 to 88.2% in the first quarter.
Strategic initiatives

The BU Europe has identified a number of growth initiatives that it expects will deliver revenue enhancements by targeting our chosen clients more effectively in the new organisational structure, as well as addressing certain structural aspects of the cost-base.

In January the BU Europe launched a short-term initiative to improve revenues in the large and medium-sized corporate segment. The BU Europe started developing innovative sales and delivery models for commercial products targeted at our mid-market clients. These models are being developed in cooperation with Transaction Banking, Global Markets and Group Risk, and aim to improve the effectiveness and efficiency of our core commercial product set. These improvements are expected to raise both the revenues and returns from our core products.

Despite the improved performance of the BU Europe in the first quarter, concerns remain about the underlying structure of the cost base. As indicated with the pro-forma 2005 results, we have announced initiatives today to further improve the infrastructural efficiency in the BU Europe. The Services IT initiative is expected to generate EUR 70 mln in annual savings across the region Europe (the BU Europe and the BU Global Clients in Europe) by 2008, principally through offshoring and corresponding infrastructure consolidation opportunities. The overall initiatives for the BU Europe (existing and new) will have an impact on the operating cost base of at least 10% by 2008, compared with the 2005 actuals on a like-for-like basis.

Banca Antonveneta

(in millions of euros)	BAPV results stand alone	Purchase accounting	Total

		Q1 2006

Net interest income	282	(23)	259
Net commissions	149	0	149
Net trading income	18	0	18
Results from fin. transactions	3	(1)	2
Results from equity holdings	0	0	0
Other operating income	23	0	23

Total operating income	475	(24)	451
Total operating expenses	269	46	315

Operating result	206	(70)	136
Loan impairment	32	0	32

Operating profit before tax	174	(70)	104
Income tax expense	78	(27)	51

Profit for the period	96	(43)	53

Efficiency ratio	56.6%		69.8%

As we only took control as per 2 January 2006, no comparisons are made with the first quarter and fourth quarter of 2005.

For analysis purposes, we have presented the results of Banca Antonveneta on a stand-alone basis and the purchase accounting impact separately above. The purchase accounting impact results from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities.

Banca Antonveneta cut lending margins during 2005 to stimulate loan growth. Although this had a short-term negative effect in 2005, the first quarter of 2006 showed the first tangible results of this strategy given solid loan growth. The results improved during the first quarter and March was the best month ever for Banca Antonveneta in terms of operating result, excluding the impact of IFRS purchase accounting for consolidation in our figures. We therefore expect each of the three remaining quarters in 2006 to be better than the first quarter. The contribution of Banca Antonveneta in the first quarter of 2006 was EUR 96 mln in profit for the period (before the negative impact of EUR 43 mln under IFRS purchase accounting).

The BU North America
(in millions of euros)				quarterly

	Q1 2006	Q1 2005	% change	% change[1]	Q4 2005	% change	% change[1]

Net interest income	599	618	(3.1)	(10.7)	617	(2.9)	(1.4)
Net commissions	190	162	17.3	8.3	231	(17.7)	(16.3)
Net trading income	49	9			137	(64.2)	(64.1)
Results from fin. transactions	(5)	(1)			(18)
Results from equity holdings	2	1			2
Other operating income	101	98	3.1	(4.8)	138	(26.8)	(25.5)

Total operating income	936	887	5.5	(2.8)	1,107	(15.4)	(14.1)
Total operating expenses	667	587	13.6	4.3	805	(17.1)	(15.8)

Operating result	269	300	(10.3)	(16.6)	302	(10.9)	(9.5)
Loan impairment	(14)	(40)	(65.0)	(68.0)	(15)	(6.7)	(5.3)

Operating profit before tax	283	340	(16.8)	(22.6)	317	(10.7)	(9.3)
Income tax expense	57	87	(34.5)	(39.1)	43	32.6	34.4

Profit for the period	226	253	(10.7)	(17.0)	274	(17.5)	(16.2)

Efficiency ratio	71.3%	66.2%			72.7%

1) % change at constant foreign exchange rates (see annex 2)
	31 Mar 06				31 Dec 05	% change

(in billions of euros)
Total assets	156.9				148.4	5.7
Risk-weighted assets	75.0				74.2	1.1

The BU North America comprises of the former C&CC BU NA and the commercial clients from the former WCS business in North America.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First quarter 2006 compared with first quarter 2005

  Total operating income decreased by 2.8% as increased income from the commercial and retail banking businesses in the former C&CC franchise was offset by lower mortgage revenues and lower income from the former WCS NA business. The revenues from the former WCS business declined, as gains from a large client transaction, from which it benefited in the first quarter of 2005, did not occur in the first quarter of 2006. Operating income was also impacted by higher hedging costs related to the AFS portfolio (included under results from financial transactions) and mortgage servicing rights (included under other operating income).

  The revenues of the commercial banking franchise increased by 14.2% on the back of loan growth, higher deposit volumes and improved deposit spreads, as well as higher non-interest income, reflecting the BU NA’s strategic focus on the mid-market. Loan growth of 12.9% was partly offset by a decline in loan spreads as a result of the competitive environment and the impact of the yield curve, which flattened significantly over the past year. Loan growth was particularly strong in the commercial real estate portfolio. Non-interest income grew primarily as a result of higher cash management fee income, improved cross-selling of derivatives and foreign exchange products, and an increase in syndication mandates. Commercial real estate revenues improved significantly due to a higher level of Commercial Mortgage Backed Securities (CMBS) sold.

  The operating income of the retail banking business increased by 3.4% on the back of an increase in commission income and net interest income. Commission income increased 9.1% driven by an increase in personal checking accounts, which led to higher overdraft and ATM/direct debit fees. Net interest income grew by 1.1% due to higher deposit volumes and stable deposit spreads, partly offset by lower income from home equity loans as a result of lower spreads.

  In 2006, the scope of the presentation of mortgage banking revenues is extended to include additional servicing-related fees (including fees for late payments) and other mortgage banking fees (including insurance) previously reported under commissions. The effect on the full year 2005 mortgage banking revenues is an increase of approximately USD 100 mln in other operating income. The 2005 figures have been adjusted accordingly in the following analysis. Revenues from mortgage banking decreased by 17.4% to USD 76 mln and represented 6.4% of the total operating income of the BU NA. The decline in total mortgage income was largely due to a 73.3% decrease in origination income, as a result of a contracting US mortgage market and the resulting sustained competitive pressures. Consequently, origination volumes declined 12.8% to USD 8.2 bln and origination margins decreased significantly. The revenues from mortgage servicing went down by 6.4% to USD 59 mln, largely due to decreased hedging income and higher mortgage servicing rights ineffectiveness due to increased interest rate volatility. Management has focused strongly on becoming a leaner organisation that is more adaptable to dynamic market conditions.

  Total operating expenses increased by 4.3% due to an increase in costs related to investments in Group Services action tracks.

  The operating result decreased by 16.6% and the efficiency ratio increased by 5.1 percentage points to 71.3%.

  Management is currently focusing on addressing the relatively high efficiency ratio of the former WCS activities. These efforts are focused on the process of realigning customers and sales efforts to improve penetration, eliminating redundancies on the client coverage side, building on cross-selling opportunities, and combining operations functions and processes in such a way that process redundancies are eliminated.

  Provisioning increased by EUR 26 mln from a net release of EUR 40 mln to a net release of
  EUR 14 mln, due to lower recoveries. The credit quality of the loan portfolio remained high. We expect provisioning to increase further in the coming quarters as the current level is unsustainably low.

  The effective tax rate declined from 25.6% to 20.1% due to a release of tax reserves.

  Profit for the period decreased by 17.0%.

First quarter 2006 compared with fourth quarter 2005

  Total operating income decreased by 14.1% due to lower revenues from the former WCS activities, while revenues in the former C&CC franchise remained stable. In the fourth quarter the revenues of the former WCS business benefited from a number of large transactions as well as from commissions relating to the second half of 2005, that were internally transferred from other former WCS entities to WCS NA (see also the paragraph on page 8 on WCS operating income transfers for local reporting purposes), none of which recurred in the first quarter.

  The revenues of the commercial banking business increased by 2.5%, on the back of loan growth of 4.3%, partly offset by lower loan margins. In addition, revenues increased due to higher commercial deposit volumes at stable spreads. Total loan commitments grew by 4.2% reflective of improved market penetration and clients’ expectations that business spending and funding needs will increase in the coming quarters.

  The operating income of the retail banking activities was stable, both in terms of net interest income and non-interest income. The positive effect of the increase in deposit balances at steady margins was offset by a 1.0% decrease in home equity loans.

  The revenues of the mortgage business decreased by 18.3% to USD 76 mln, driven by a 23.4% decline in mortgage servicing revenues. Mortgage servicing fees increased 4.8% on a servicing portfolio of USD 208 bln, but were more than offset by higher hedging costs due to increased interest rate volatility. Origination income increased due to the agencies raising the loan limit of conforming loans, thereby increasing the volume of loans classified as conforming, for which the secondary market is very liquid. This positive impact offsets the lower origination volumes, down 13.7% to USD 8.2 bln, and lower operating margins.

  Total operating expenses decreased by 15.8%, which was mainly due to the absence of some significant expense items in the fourth quarter of 2005.

  The operating result decreased by 9.5% and the efficiency ratio improved by 1.4 percentage points to 71.3%.

  The effective tax rate increased from 13.6% to 20.1%.

  Provisioning increased by EUR 1 mln from a net release of EUR 15 mln to a net release of EUR 14 mln, still reflecting recoveries and low gross provisioning levels as a result of the high credit quality of the loan portfolio.

  Profit for the period decreased by 16.2%.

The BU Latin America
(in millions of euros)				quarterly

	Q1 2006	Q1 2005	% change	% change[1]	Q4 2005	% change	% change [1]

Net interest income	713	431	65.4	27.3	683	4.4	2.3
Net commissions	132	64	106.3	62.8	118	11.9	10.3
Trading income/ results fin. trans.	49	4			29	69.0	64.1
Results from equity holdings	13	5	160.0	96.0	7	85.7	81.4
Other operating income	11	39	(71.8)	(81.3)	22	(50.0)	(51.8)

Total operating income	918	543	69.1	29.2	859	6.9	4.8
Total operating expenses	543	356	52.5	19.0	586	(7.3)	(9.1)

Operating result	375	187	100.5	48.5	273	37.4	34.4
Loan impairment	174	63	176.2	110.5	124	40.3	37.2

Operating profit before tax	201	124	62.1	17.0	149	34.9	32.1
Income tax expense	85	49	73.5	(35.1)	8

Profit for the period	116	75	54.7	51.1	141	(17.7)	3.3

Efficiency ratio	59.2%	65.6%			68.2%

1) % change at constant foreign exchange rates (see annex 2)

	31 Mar 06				31 Dec 05	% change

(in billions of euros)
Total assets	31.1				27.9	11.5
Risk-weighted assets	18.2				18.7	(2.7)

The BU Latin America comprises of the former BU Brazil and the commercial clients from the former WCS business in Latin America.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First quarter 2006 compared with first quarter 2005

  Total operating income of the BU Latin America grew by 29.2%, driven by strong growth in retail loan revenues in Brazil. The contribution from Brazil to total operating income of the BU Latin America was 95%. In the last 12 months the Brazilian Central Bank lowered the Selic interest rate from 19.25% p.a. to 16.5% p.a. This significant reduction in interest rates has helped to spur loan growth.

  The operating income of the Brazilian retail banking activities, which represents 69.2% of total income from Brazil, grew by 24.2%, fuelled by a 34.7% increase in the retail loan portfolio. Lending to households, accounting for 51.2% of the retail loan portfolio, increased by 29.2%, driven by new client acquisitions, a significant increase in credit card loans, and an initial expansion in mortgage loans. Lending to SMEs, 48.8% of the retail loan portfolio, grew by 41.0% as part of the strategy to focus on faster growing and untapped segments where customers’ requirements are mostly related to local currency-denominated working capital financing and loans backed by receivables. Spreads in the retail loan portfolio increased by 130 bps.

  For the consumer finance activities, which represent 10.8% of total income from Brazil, the operating income was up by 17.6% on the back of strong loan growth. New loan production grew by 30.9%, resulting in average balances of BRL 10.5 bln. Average consumer finance spreads continued their downward trend, as the lengthening of tenures, through lease financing, compensated only partially for a highly competitive environment.

  Commercial banking, which represents 6.1% of total income from Brazil, increased its revenues due to strong loan growth. Net interest income in this segment increased by 48.1%.

  For the remainder of 2006, BU Latin America expects loan growth to remain robust, assuming the current economic trends in Brazil continue, especially for employment and wages.

  Total operating expenses increased by 19.0%, mainly reflecting higher expenses related to Group Services IT outsourcing projects and the impact of the new CLA that came into effect in September 2005. For Brazil, the increase in operating expenses was 18.1%, and would have been 12.1% without the aforementioned IT outsourcing-related expenses.

  The operating result increased by 48.5% and the efficiency ratio improved by 6.4 percentage points to 59.2%.

  Provisions increased to 377 bps of average RWAs, which should be seen in the light of the strong growth of the loan portfolio, the change in asset mix in the Brazilian loan portfolio and the resulting higher net credit spreads achieved (as the incremental net interest income more than compensated for the increase in provisions). Delinquencies in the Brazilian retail and consumer finance portfolios have increased, but are well below market average. After two quarters of strong household credit growth and rising delinquencies in the market, the growth in new loans to households is decelerating. Together with the introduction of additional financing options this is expected to result in a more stable trend for loan loss provisions relative to RWAs.

  Operating profit before taxes increased by 17.0% and is a good point of reference to measure the profitability of the BU Latin America given the volatility in the tax line as a result of the hedge impact.

  The effective tax rate increased by 2.8 percentage points to 42.3%. The appreciation of the Brazilian real against the US dollar in the first quarter of 2006 led to a hedge-related tax charge of EUR 32 mln, compared with a hedge-related tax credit of EUR 1 mln in the first quarter of 2005.

  Profit for the period increased by 51.1%.

First quarter 2006 compared with fourth quarter 2005

  Total operating income of the BU Latin America increased by 4.8%, driven by continued strong growth in the Brazilian retail loan portfolio.

  The revenues of the Brazilian retail banking line of business grew by 4.2% driven by higher net interest income. Net interest income increased due to the 4.7% increase of the loan portfolio at higher spreads. Lending to households grew by 5.1%, while the SME loan portfolio increased by 3.8%. Net commissions went up by 4.3%. The growth realised in the first quarter is especially satisfying as activity in the first quarter is traditionally lower than in the fourth quarter due to a lower number of calendar and business days given the summer holidays.

  The operating income of the Brazilian consumer finance operations increased by 9.4% on the back of higher net interest income driven by volume growth and slightly lower spreads. The production of new loans slowed by 4.9%, with tenures lengthening. The consumer finance loan portfolio increased by 6.7% during the quarter.

   Credit growth in commercial banking continued, with net interest income increasing by 8.5%.
  Total operating expenses decreased by 9.1% as the expense level in the previous quarter was impacted by a number of significant items. Adjusted for these items, expenses were stable.

  The operating result increased by 34.4%. The efficiency ratio improved 9.0 percentage points to 59.2%, 1.1 percentage points below the efficiency ratio for the BU Latin America in 2005.

  Provisioning increased to 377 basis points of average RWAs, against a background of strong growth and higher net credit spreads in the Brazilian loan portfolio. The incremental net interest income significantly outstripped the increase in provisions. Delinquencies in the Brazilian retail and consumer finance portfolios increased, but remain below market average.

  Operating profit before taxes increased by 32.1%.

  The effective tax rate increased from 5.4% to 42.3%, and was impacted by the appreciation of the Brazilian real against the US dollar in the first quarter of 2006. This led to a hedge-related tax charge of EUR 32 mln, compared with a hedge-related tax credit of EUR 16 mln in the fourth quarter of 2005.

  Profit for the period increased by 3.3%.

The BU Asia

(in millions of euros)	quarterly

	Q1 2006	Q1 2005	% change	% change[1]	Q4 2005	% change	% change[1]

Net interest income	127	165	(23.0)	(29.0)	123	3.3	2.7
Net commissions	116	103	12.6	5.6	131	(11.5)	(10.9)
Trading income/ results fin. trans.	105	(25)			33	218.2	214.8
Results from equity holdings	22	13	69.2	56.2	25	(12.0)	(10.8)
Other operating income	14	3			16	(12.5)	(12.5)

Total operating income	384	259	48.3	39.2	328	17.1	16.8
Total operating expenses	280	199	40.7	32.3	259	8.1	8.1

Operating result	104	60	73.3	62.0	69	50.7	49.4
Loan impairment	36	4			18	100.0	100.0

Operating profit before tax	68	56	21.4	12.5	51	33.3	31.6
Income tax expense	17	31	(45.2)	(49.7)	21	(19.0)	(23.3)

Profit for the period	51	25	104.0	89.6	30	70.0	70.0

Efficiency ratio	72.9%	76.8%			79.0%

1) % change at constant foreign exchange rates (see annex 2)

	31 Mar 06				31 Dec 05	% change

(in billions of euros)
Total assets	56.5				57.3	(1.4)
Risk-weighted assets	13.1				11.9	10.1

The BU Asia comprises the former New Growth Markets businesses in Asia and the former WCS Asia activities excluding the clients that are included in the BU Global Clients.

First quarter 2006 compared with first quarter 2005

  Total operating income increased by 48.3% to EUR 384 mln, mainly due to strong growth in consumer banking revenues and a significant item. Growth in the consumer segment was driven by the credit card business and the Van Gogh Preferred Banking activities. The number of credit cards increased by 47% to 2.5 million and the number of customers in Asia by 40% to 3 million. Assets under Administration of Van Gogh Preferred Banking also grew by 28%. The contribution from our participation in Saudi Hollandi Bank increased by 69.2% to EUR 22 mln, reflecting a strong market position in a booming economy.

  The BU Asia includes the former WCS operations in the region, which had a high efficiency ratio. The new organisational structure provides management the opportunity to improve the efficiency ratio by further leveraging the extensive product platform through creating better access to Global Markets products for all our consumer and commercial clients, and by adjusting our product offerings to closely fit the local culture and demand. Recent successes in the distribution of our investment products to our consumer clients in China are strong evidence of the potential ABN AMRO has in this respect. By leveraging our local and regional presence more than we were doing before, we will create a lower cost distribution model with better revenue potential from our current and potential mid-market consumer and commercial clients.

   In India, total loans to corporate and consumer clients grew by 51% while customer deposits doubled in the same period. The credit card outstandings grew by 119% in the past year, with cards in force standing at 779,019 on 31 March 2006.

   Total operating expenses increased by 40.7% to EUR 280 mln which is mainly a reflection of continued investments in the expansion of the consumer client and credit cards franchise. Credit cards were launched in four new geographical areas: Hong Kong, Singapore, Indonesia and Pakistan with over 330,000 new cards issued in these markets. The number of branches increased from 58 at the end of the first quarter of 2005 to 68 as at the end of March 2006, of which five in India and three in greater China.
  The operating result improved by 73.3% to EUR 104 mln.

  Provisioning increased by EUR 32 mln to EUR 36 mln, mainly reflecting higher provisioning for the credit card receivables in Taiwan. Provisioning is expected to remain at this high level for the coming quarters.
  The banking industry in Taiwan has been significantly impacted by the recent increase in credit and cash card defaults. The consumer business anticipated some deterioration and commenced mitigating actions from second quarter 2005.

  Profit for the period increased by EUR 26 mln to EUR 51 mln.

First quarter 2006 compared with fourth quarter 2005

  Total operating income increased by 17.1% to EUR 384 mln. The increase was due to growth in the consumer businesses across the region, such as higher interest and commission income in Singapore, higher Global Markets income in Hong Kong, higher client-related trading income in Taiwan and an increase in Global Markets income in India.

  Total operating expenses increased by 8.1% to EUR 280 mln. The increase in expenses is due to higher bonus accruals and to an increase in headcount in consumer banking. The total number of FTEs increased, mainly due to new hirings in the consumer segment. We expect investments to continue in the coming years and they should be viewed against the background of the strong revenue growth in Asia.

  The operating result increased by 50.7%. The efficiency ratio improved by 6.1 percentage points to 72.9%.

  Provisioning increased from EUR 18 mln to EUR 36 mln, reflecting higher provisioning mainly for the credit card and consumer finance business in Taiwan as explained in the year-on-year section.

  Profit for the period increased by 70.0% to EUR 51 mln.

The BU Global Clients

(in millions of euros)	quarterly

	Q1 2006	Q1 2005	% change	% change[2]	Q4 2005	% change	% change[2]

Net interest income	155	166	(6.6)	(10.9)	222	(30.2)	(30.3)
Net commissions	223	180	23.9	18.3	209	6.7	6.3
Net trading income	141	157	(10.2)	(11.0)	269	(47.6)	(47.2)
Other operating income	(48)	2			46

Total operating income	471	505	(6.7)	(10.0)	746	(36.9)	(36.9)
Total operating expenses	441	445	(0.9)	(3.6)	446	(1.1)	(0.5)

Operating result	30	60	(50.0)	(57.5)	300	(90.0)	(91.0)
Loan impairment	(2)	(5)	(60.0)	(62.0)	7

Operating profit before tax	32	65	(50.8)	(57.8)	293	(89.1)	(90.1)
Income tax expense	(10)	6			10

Profit for the period	42	59	(28.8)	(33.6)	283	(85.2)	(86.0)

Efficiency ratio	93.6%	88.1%			59.8%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

	31 Mar 06	31 Dec 05	% change

(in billions of euros)
Total assets	63.6	54.6	16.5
Risk-weighted assets	28.0	26.2	6.9

The BU Global Clients comprises four industry groups, namely Financial Institutions and Public Sector (FIPS), Technology, Media and Telecommunications (TMT), Energy & Resources (including Oil and Gas, Power and Utilities, Metals and Mining, and Healthcare and Chemicals) and Global Industries (including Automotive, Consumer and Global Industrials).

ABN AMRO’s stake in Korea Exchange Bank (KEB) was transferred from the BU Private Equity to the BU Global Clients on 1 January 2006. The fair-market value adjustments in operating income and profit for the period made at the end of every quarter were EUR -4 mln in the first quarter of 2005, EUR 48 mln in the fourth quarter of 2005 and EUR -24 mln in the first quarter of 2006.

First quarter 2006 compared with first quarter 2005

  Total operating income decreased 6.7% to EUR 471 mln. Excluding the KEB fair-market value adjustment, operating income decreased 2.8%. It should be noted that as of 2005 the BU Global Clients increased the size of the hedge on its credit portfolio substantially, in line with the Group’s strategy to manage the balance sheet more actively. Hedging costs are booked as a net charge to the operating income.

  From an industry grouping perspective, the performance was driven by growth in Energy & Resources, especially in the field of M&A and Fixed Income Capital Markets (FICM). Landmark deals in Energy & Resources included Gazprom’s EUR 1 bln 7-year bond, the divestment of Newcrest Mining Ltd's shareholding in the Boddington Gold Mine JV and KKR’s acquisition of AVR. FIPS benefited from an increase in trading activity (particularly equities and structured derivatives) and from increased FICM activity, which included an inaugural inflation-linked EUR 5.5 bln sovereign bond issue by the Federal Republic of Germany and ABN AMRO’s GBP 750 mln tier 2 hybrid capital issue. Global Industries saw an increase in M&A and FICM activity, including Geveran Trading’s acquisition of Marine Harvest, Ajinomoto Co’s acquisition of Amoy and BAA’s EUR 2.85 bln dual currency bond issue.
  Total operating expenses were flat, reflecting the significant cost control programme executed in 2005 which continued in 2006.

  The operating result decreased by 50.0%. Excluding the KEB fair-market value adjustment, the operating result decreased by 15.6%.

  Provisions were almost flat due to the high quality of the loan portfolio and the benign credit environment.

  A number of client-driven transactions with tax implications reduced the tax charge by EUR 16 mln, resulting in a tax credit of EUR 10 mln.

  Profit for the period decreased by EUR 17 mln to EUR 42 mln. Excluding the KEB fair-market value adjustment profit for the period increased 4.8%.

  The BU Global Clients continued to operate within its limit of 10% of Group RWAs.

First quarter 2006 compared to fourth quarter 2005

  Total operating income decreased by 36.9% following the seasonally strong fourth quarter, which was also marked by the closing of a number of landmark deals such as Wind in TMT and the Priory Group in Energy & Resources. Excluding the fair-market value adjustment of KEB, total operating income decreased 29.1%. The activities of the BU Global Clients have a strong seasonal character. The first and third quarters are usually the slowest quarters of the year, whereas the second and fourth quarters are usually the best of the year. A comparison of the first quarter 2006 with the fourth quarter of 2005 is therefore of limited use.

  Total operating expenses remained flat as described in the year-on-year comparison.

  The operating result decreased 90.0%. Excluding the KEB fair-market value adjustment, the operating result decreased 78.6%.

  Provisions decreased EUR 9 mln, resulting in a release of EUR 2 mln, reflecting the high quality of the loan portfolio.

  Taxes were EUR 20 mln lower due to a number of client-driven transactions with tax implications, resulting in a tax credit of EUR 10 mln.

  Profit for the period decreased 85.2% to EUR 42 mln, excluding the KEB fair-market value adjustment, profit for the period decreased 71.9%.

The strong corporate activity in the client base combined with the BU Global Clients’ in-depth client relationships and industry expertise, have resulted in a strong client pipeline built up in the first quarter.

The BU Private Clients

(in millions of euros)	quarterly

	Q1 2006	Q1 2005	% change	% change	Q4 2005	% change	% change

Net interest income	142	127	11.8	10.9	133	6.8	7.0
Net commissions	182	150	21.3	20.5	174	4.6	4.7
Net trading income	10	10	0.0	(3.0)	13	(23.1)	(23.1)
Other operating income	21	16	31.3	31.3	21	0.0	0.0

Total operating income	355	303	17.2	16.3	341	4.1	4.3
Total operating expenses	245	207	18.4	17.3	229	7.0	7.2

Operating result	110	96	14.6	14.1	112	(1.8)	(1.7)
Loan impairment	2	(1)			1

Operating profit before tax	108	97	11.3	10.9	111	(2.7)	(2.6)
Income tax expense	30	27	11.1	10.4	27	11.1	11.1

Profit for the period	78	70	11.4	11.1	84	(7.1)	(7.0)

Efficiency ratio	69.0%	68.3%			67.2%

1) % change at constant foreign exchange rates (see annex 2)

	31 Mar 06				31 Dec 05	% change

(in billions of euros)
Assets under Administration	138				131	5.3
Total assets	20.3				19.1	6.3
Risk-weighted assets	9.9				9.5	4.2

Please note that under the new structure the BU Private Clients includes the results from the former BU Private Clients and the International Diamonds & Jewellery Group.

First quarter 2006 compared with first quarter 2005

  Total operating income increased by 17.2% to EUR 355 mln, primarily due to a continuing strong performance in the Netherlands and a significantly improved performance in France and Germany. This is mainly due to higher interest income as a result of higher client deposit volumes and higher commission driven by increased client appetite for equity products.

  Operating expenses increased by 18.4% to EUR 245 mln, due to higher performance-related compensation costs, higher VAT in France due to a change in legislation, the consolidation of Bank Corluy in Belgium, and higher expenses in Asia and Latin America to fund future growth. In addition there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France. We expect the savings from the merger to begin coming through in the second half of this year.

  The operating result increased by 14.6% to EUR 110 mln, primarily due to the continuing strong performance in the Netherlands and the significantly improved performance in Germany.

  Profit for the period increased by 11.4% to EUR 78 mln.

  Assets under Administration increased from EUR 120 bln at the end of March 2005 to EUR 138 bln at the end of March 2006, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained fairly stable with 68% in securities and 32% in cash.

First quarter 2006 compared with fourth quarter 2005

  Total operating income increased by 4.1% to EUR 355 mln, primarily due to a continuing strong performance in the Netherlands and a significantly improved performance in France, mainly due to higher interest income as a result of higher client deposit volumes and higher commission driven by increased client appetite for equity products.

  Operating expenses increased by 7.0% to EUR 245 mln due to higher performance-related compensation costs, higher VAT in France due to a change in legislation, and higher expenses in Asia and Latin America to fund future growth. In addition, there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France.

  The operating result decreased by 1.8% to EUR 110 mln.

  Profit for the period decreased by 7.1% to EUR 78 mln.

  Assets under Administration increased from EUR 131 bln at the end of December 2005 to EUR 138 bln at the end of March 2006, reflecting higher net asset values due to improved financial markets.

The BU Asset Management

(in millions of euros)	quarterly

	Q1 2006	Q1 2005	% change	% change[1]	Q4 2005	% change	% change[1]

Net interest income	(4)	1			1
Net commissions	163	140	16.4	12.9	164	(0.6)	(0.2)
Net trading income	4	3			2
Other operating income	30	13	130.8	130.8	20	50.0	50.0

Total operating income	193	157	22.9	19.8	187	3.2	3.6
Total operating expenses	122	114	7.0	3.9	141	(13.5)	(13.0)

Operating profit before tax	71	43	65.1	62.1	46	54.3	54.3
Income tax expense	14	12	16.7	11.7	9	55.6	55.6

Profit for the period	57	31	83.9	81.6	37	54.1	54.1

Efficiency ratio	63.2%	72.6%			75.4%

1) % change at constant foreign exchange rates (see annex 2)

	31 Mar 06				31 Dec 05	% change

(in billions of euros)
Assets under Administration	188				176	6.8
Total assets	1.3				1.2	8.3
Risk-weighted assets	0.5				0.8	(37.5)

First quarter 2006 compared with first quarter 2005

Please note that the figures in the section below are affected by the sale of the Asset Management operations in Curacao, which was announced on 23 November 2005. The EUR 28 mln tax-exempted gain on the sale of this business is reported in the first quarter of 2006.

  Total operating income went up by 22.9% to EUR 193 mln, mainly due to the gain on the sale of the Curacao operations. Excluding Curacao, operating income increased by 5.1% to EUR 165 mln mainly related to higher commissions as a result of the improved asset mix towards more profitable products and the higher fee levels on existing products. In addition, Assets under Management (AuM) increased due to the improved performance of our mandates and funds, which has led to an increase in new money. AuM further increased on the back of improved capital markets. This positive trend was only partly masked by a decline in returns from seed capital positions, which are volatile in nature, and a decline in operating income as a result of the sale of the trust business in the second quarter of 2005.

  The acquisition of International Asset Management (IAM) further strengthens ABN AMRO
  Asset Management’s focus on more attractive, higher margin products. This acquisition and the recently announced sale of the US mutual fund business are fully in line with Asset Management’s focus on high- performance products and profitable growth in asset management products. The sale of the US fund advisory business further reduces the allocation of resources to lower yielding assets.
  Total operating expenses increased by 7.0% to EUR 122 mln as the lower expense level due to the sale of the trust business was more than offset by increased costs for special projects like SOXA, Compliance and Basel II.

  The operating profit before taxes was up EUR 28 mln to EUR 71 mln. Excluding the sale of Curacao, the operating result was flat at EUR 43 mln, despite the loss of income from the sale of the trust business in the second quarter of 2005.

  Profit for the period increased by 83.9% to EUR 57 mln, but excluding Curacao it declined by 6.5% to EUR 29 mln, given higher taxes.

  The efficiency ratio decreased by 9.4 percentage points to 63.2%. It increased by 1.3 percentage points to 73.9% if Curacao is excluded.

First quarter 2006 compared with fourth quarter 2005

Significant items are the gain on the sale of the asset management operations in Curacao in the first quarter of 2006 (EUR 28 mln gross and EUR 28 mln net) and the operations in Kazakhstan (EUR 13 mln gross and EUR 9 mln net) in the fourth quarter of 2005.

  Total operating income increased by 3.2% to EUR 193 mln. Excluding the above-mentioned significant items, total operating income decreased by 5.2% to EUR 165 mln. Commission income was flat, a good development given the end-of-year performance fees in the fourth quarter, as a result of strong underlying growth in AuM. The remaining decline in operating income is mainly a reflection of negative net interest income and lower returns from seed capital positions.

  Total operating expenses decreased by EUR 19 mln to EUR 122 mln due to seasonal factors which caused higher administrative expenses in the fourth quarter of 2005.

  The operating profit before taxes increased by 54.3% to EUR 71 mln. Excluding the above-mentioned significant items, operating result went up by 30.3% to EUR 43 mln.

  The efficiency ratio went down by 12.2 percentage points to 63.2%. Excluding the significant items, the efficiency ratio decreased by 7.1 percentage points to 73.9%.

Recent developments

As at 31 March 2006, AuM amounted to EUR 188 bln compared with EUR 176 bln at the end of the previous quarter. This change in AuM can be explained by EUR 6.2 bln in net inflows, including the increase by EUR 2.3 bln due to the purchase of IAM as per 28 February 2006. Inflows were mainly concentrated in equity and fixed income products in Europe. In addition AuM increased by EUR 6.5 bln as a result of market appreciation, which was partly offset by negative currency effects. The AuM numbers also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, continued to rise strongly (+17%). The asset mix was stable at 47% equities, 38% fixed income and 14% cash and other.

ABN AMRO Asset Management Holdings Inc., the US subsidiary of ABN AMRO Asset Management Holding N.V., announced on 21 April 2006,the sale of its US mutual fund business to Highbury Financial, Inc. for USD 38.6 mln. The transaction involves 19 mutual funds that presently have USD 6 bln under management. ABN AMRO Asset Management will continue to provide investment advisory services to the funds. The transaction will allow ABN AMRO Asset Management to intensify its efforts on the institutional market, which represents over USD 35 bln of core business in the United States.

The BU Private Equity

(in millions of euros)	quarterly

	Q1 2006	Q1 2006 [1]	Q1 2005 [1]	% change	Q4 2005 [1]	% change

Net interest income	(69)	6	(6)		4
Net commissions	7	7	3		(2)
Results from fin. transactions	95	95	129	(26.4)	121	(21.5)
Other operating income	20	20	(3)		(12)
Net sales private equity holdings	1,246	0	0		0

Total operating income	1,299	128	123	4.1	111	15.3
Operating expenses	342	35	17	105.9	39	(10.3)
Goods and materials priv. equity holdings	852	0	0		0

Total operating expenses	1,194	35	17	105.9	39	(10.3)
Operating result	105	93	106	(12.3)	72	29.2
Loan impairment	15	15	2		17

Operating profit before tax	90	78	104	(25.0)	55	41.8
Income tax expense	(2)	(14)	(6)		(26)

Profit for the period	92	92	110	(16.4)	81	13.6

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

		31 Mar 06			31 Dec 05	% change

(in billions of euros)
Risk-weighted assets		2.6			2.7	(3.7)

The BU Private Equity operates through two lines of business (LoB): the Buy-out line of business and the Corporate Investments LoB.

The Buy-out LoB acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cash flows.

The Corporate Investments LoB acquires, manages and sells financial, and in most cases, minority participations in companies where the purpose of the transaction is to provide development and expansion capital on a temporary basis. Financial participations are taken in both early-stage companies (venture capital) and later-stage companies.

Under IFRS, the income statements and the balance sheets of companies in which the Group has a controlling interest must be consolidated. Any profit or loss of the companies is consolidated, while any profit or loss made on the ultimate sale of the shares in the companies is recognised at the moment of such a sale. Most of the shareholdings managed by the Buy-out LoB fall into this category.

Minority-owned participations are not consolidated under IFRS. Instead, the realised and unrealised fair-market value returns of the participations are reported as results from financial transactions. At the end of each quarter, the fair-market value of these financial participations is determined and changes in the fair-market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

In the first quarter of 2006, the BU Private Equity made a total EUR 104 mln of new investments. Major new controlling investments made by the Buy-out line of business included U-pol (UK, automotive manufacturing) and OFIC (France, isolation materials).

A total of EUR 329 mln in proceeds was realised from divestments. Major Buy-out divestments were Holland Railconsult (Netherlands, railway engineering), Kreatel Communications (Sweden, telecommunications) and Sogetrel (France, telecommunications). Corporate Investments sold its holding in AM/Amstelland (Netherlands, construction).

The fair-market value of the existing portfolio (including consolidated investments) increased by

EUR 225 mln. The Buy-out portfolio increased EUR 107 mln in value and the Corporate Investment portfolio EUR 118 mln.

As a result of investments, divestments and fair value changes, the fair-market value of the total portfolio remained unchanged at EUR 2,458 mln. Of this portfolio, EUR 1,712 mln was managed by the Buy-out line of business and EUR 746 mln by the Corporate Investments line of business. As of 1 January 2006, the investment in Korean Exchange Bank was transferred to the BU Global Clients.

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

First quarter 2006 compared with first quarter 2005

  Total operating income increased by 4.1% to EUR 128 mln resulting from higher unrealised fair-market valuations of unconsolidated investments and lower realised exit returns from consolidated investments.

  Total operating expenses increased from EUR 17 mln to EUR 35 mln as a result of higher transaction costs, indirect expenses and profit sharing expenses for management in respect of divestments.

  Provisions increased by EUR 13 mln.

  Tax credits increased from EUR 6 mln to EUR 14 mln.

  Profit for the period decreased 16.4% from EUR 110 mln to EUR 92 mln.

First quarter 2006 compared to fourth quarter 2005

  Total operating income increased by 15.3% to EUR 128 mln. The increase was primarily driven by a higher unrealised fair-market valuation of the un-consolidated portfolio as well as by higher net income from consolidated companies offset by lower realised returns on consolidated investments.

  Total operating expenses decreased 10.3% due to lower indirect expenses.

  Provisions decreased by EUR 2 mln.

  Tax credits of EUR 14 mln were EUR 12 mln lower than in the previous period.

  Profit for the period increased 13.6% to EUR 92 mln.

Group Functions, including Services

(in millions of euros)	quarterly

	Q1 2006	Q1 2005	% change	Q4 2005	% change

Net interest income	(4)	(6)		(125)
Net commissions	24	(7)		26	(7.7)
Net trading income	78	(24)		(41)
Results from fin. transactions	10	170	(94.1)	99	(89.9)
Results from equity holdings	5	53	(90.6)	6	(16.7)
Other operating income	14	1		22	(36.4)

Total operating income	127	187	(32.1)	(13)
Total operating expenses	105	77	36.4	(202)

Operating result	22	110	(80.0)	189	(88.4)
Loan impairment	0	12		90

Operating profit before tax	22	98	(77.6)	99	(77.8)
Income tax expense	2	14	(85.7)	(114)

Profit for the period	20	84	(76.2)	213	(90.6)

	31 Mar 06			31 Dec 05	% change

(in billions of euros)
Total assets	79.6			83.3	(4.4)
Risk-weighted assets	5.2			7.1	(26.8)

Group Functions, including Services

Please note that under the new structure Group Functions includes the results from the former Group Functions and the non-client related former WCS activities (proprietary trading and futures).

First quarter 2006 compared with first quarter 2005

  Total operating income decreased by 32.1% to EUR 127 mln, mainly due to lower asset and liability management (ALM) income and a lower contribution from our stakes in Italy (partly due to the absence of the contribution of our stake in Banca Antonveneta in Group Functions and partly due to an adjustment related to the fourth quarter Banca Antonveneta results), offsetting higher proprietary trading results.

  Total operating expenses increased EUR 28 mln to EUR 105 mln.

  The operating result decreased by 80.0% to EUR 22 mln.

  Provisioning decreased by EUR 12 mln to zero.

  Taxes declined by EUR 12 mln to EUR 2 mln.

  Profit for the period decreased by 76.2% to EUR 20 mln.

First quarter 2006 compared with fourth quarter 2005

  Total operating income increased by EUR 140 mln due to the absence in the first quarter of the provision for balance sheet adjustments that was booked in the fourth quarter (EUR 86 mln gross and EUR 60 mln net) and higher income from our proprietary trading and futures business.

  Total operating expenses increased by EUR 307 mln, mainly due to the absence in the first quarter of certain significant items that were booked in the fourth quarter of 2005 such as the release of the post- retirement healthcare benefit provision (EUR 392 mln gross, EUR 268 mln net), the US regulatory fine (EUR 67 mln gross, EUR 67 mln net) and a provision for compensation of holidays not taken by staff (EUR 56 mln gross, EUR 40 mln net). Adjusted for these significant items, expenses increased by EUR 38 mln.

  The operating result decreased by EUR 167 mln to EUR 22 mln. Adjusted for the significant items, the operating result increased by EUR 16 mln.

  Provisioning decreased by EUR 90 mln to zero due to the absence in the first quarter of incurred but not identified (IBNI) provisions. As from the beginning of the year, IBNI additions or releases are booked at BU level.

  Taxes increased by EUR 116 mln, mainly due to the absence of releases of the tax provisions booked in the fourth quarter.

  Profit for the period decreased by EUR 193 mln to EUR 20 mln, mainly due to the absence of the above mentioned significant items booked in the fourth quarter. Adjusted for these significant items, profit for the period increased by EUR 8 mln.

Annex 1

Consolidated income statement 2006-2005 (1)

(in millions of euros)
	Q1	Q1		Q4

	2006	2005	% change	2005	% change

Net interest income	2,775	2,195	26.4	2,213	25.4
Net fee and commission income	1,463	1,067	37.1	1,282	14.1
Net trading income	842	445	89.2	891	(5.5)
Results from financial transactions	83	326	(74.5)	315	(73.7)
Share of result in equity accounted investments	51	80	(36.3)	51	0.0
Other operating income	354	281	26.0	389	(9.0)
Income of consolidated private equity holdings	1,246	920	35.4	1,185	5.1

Total operating income	6,814	5,314	28.2	6,326	7.7

Personnel expenses	2,119	1,788	18.5	1,861	13.9
General and administrative expenses	1,766	1,298	36.1	1,669	5.8
Depreciation and amortisation	318	231	37.7	283	12.4

Goods & materials private equity holdings	852	631	35.0	804	6.0

Total operating expenses	5,055	3,948	28.0	4,617	9.5
Operating result	1,759	1,366	28.8	1,709	2.9
Loan impairment and other credit risk provisions	331	99		287	15.3

Operating profit before tax	1,428	1,267	12.7	1,422	0.4
Income tax expense	390	347	12.4	101

Profit for the period	1,038	920	12.8	1,321	(21.4)

Attributable to:
Shareholders of the parent company	1,003	895	12.1	1,296	(22.6)
Minority interests	35	25	40.0	25	40.0

Earnings per ordinary share of EUR 0.56
(in euros)(2)	0.53	0.54	(1.9)	0.70	(24.3)

Average exchange EUR/USD-rate	1.21	1.31	(7.6)	1.19	1.7

(1)	unaudited.

(2)	based on the average number of ordinary shares outstanding.

Annex 2

Basis of preparation and breakdown of income statement

Basis of presentation

ABN AMRO’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve-out permitted by the EU. Accordingly, the accounting policies applied by the Group also comply fully with IFRS.

In preparing this interim financial information, the same accounting principles and methods of computation are applied as in the consolidated financial statements at 31 December 2005 and for the year then ended. This interim financial information is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial information should be read in conjunction with the audited consolidated financial statements included in the ABN AMRO Annual Report 2005.

In 2006 it has been determined that Bouwfonds non-mortgages qualifies as a held-for-sale asset based on the status of the sale activities. Accordingly, the assets and liabilities (excluding inter-company funding) are presented separately. This presentation change has a notable impact on the amount of property and equipment.

On 2 January 2006 the Group gained control over Banca Antonventa. Accordingly the results and balance sheet of Banca Antonveneta are consolidated for the first time in the first quarter of 2006. As part of the purchase accounting process, all acquired assets and liabilities were adjusted to their fair value and a number of intangible assets were recognised separately from goodwill. These fair-value adjustments and the recognised intangible assets are amortised to income and are referred to as purchase accounting adjustments.

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BU North America and Latin America in US dollar and Brazilian real into euros as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business.

We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2005, are multiplied by the average monthly exchange rates of 2004 to compare with the results of the 2004 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of our the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity and our Business Unit Global Clients. The results excluding the consolidation effect include the “de-consolidated” holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Units Global Clients and Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Break-down of income statement

The following tables provide an overview of our income statement, efficiency ratio, total assets and risk weighted assets per business unit as well as the reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Breakdown income statement and reconciliation first quarter 2006

(in millions of euros)
	Neth	BF	Europe	NA	LA	Asia	GC

Net interest income	773	45	298	599	713	127	155
Net commissions	236	0	190	190	132	116	223
Net trading income	133	0	306	49	8	97	141
Result from financial transactions	(1)	0	(21)	(5)	41	8	(49)
Result from equity participations	8	1	0	2	13	22	0
Other operating income	39	99	25	101	11	14	1

Total operating income	1,188	145	798	936	918	384	471
Total operating expenses	767	70	621	667	543	280	441

Operating result	421	75	177	269	375	104	30
Loan impairment	85	3	32	(14)	174	36	(2)

Operating profit before tax	336	72	145	283	201	68	32
Income tax expense	97	22	78	57	85	17	(10)

Profit for the period	239	50	67	226	116	51	42

Efficiency ratio	64.6%	48.3%	77.8%	71.3%	59.2%	72.9%	93.6%
(in billions of euros)
Total assets	169.4	12.9	375.9	156.9	31.1	56.5	63.6
Risk-weighted assets	72.4	12.2	68.2	75.0	18.2	13.1	28.0

	Private Equity	PC	Ass Man	GF/GS	Group (excl. cons.eff.)	cons. effect	Group (incl. cons.eff.)

Net interest income	6	142	(4)	(4)	2,850	(75)	2,775
Net commissions	7	182	163	24	1,463	0	1,463
Net trading income	18	10	4	78	844	(2)	842
Result from financial transactions	95	4	1	10	83	0	83
Result from equity participations	0	0	0	5	51	0	51
Other operating income	2	17	29	14	352	2	354
Net sales private equity holdings	0	0	0	0	0	1,246	1,246

Total operating income	128	355	193	127	5,643	1,171	6,814
Operating expenses	35	245	122	105	3,896	307	4,203
Goods & materials private equity holdings	0	0	0	0	0	852	852

Total operating expenses	35	245	122	105	3,896	1,159	5,055
Operating result	93	110	71	22	1,747	12	1,759
Loan impairment	15	2	0	0	331	0	331

Operating profit before tax	78	108	71	22	1,416	12	1,428
Income tax expense	(14)	30	14	2	378	12	390

Profit for the period	92	78	57	20	1,038	0	1,038

Efficiency ratio		69.0%	63.2%		69.0%		74.2%
(in billions of euros)
Total assets	7.6	20.3	1.3	79.6	975.1
Risk-weighted assets	2.6	9.9	0.5	5.2	305.3

Breakdown income statement and reconciliation first quarter 2005

(in millions of euros)

	Neth	BF	Europe	NA	LA	Asia	GC

Net interest income	767	36	(59)	618	431	165	166
Net commissions	212	4	56	162	64	103	180
Net trading income	116	0	202	9	4	(27)	157
Result from financial transactions	0	7	21	(1)	0	2	(1)
Result from equity participations	3	1	2	1	5	13	0
Other operating income	37	77	5	98	39	3	3

Total operating income	1,135	125	227	887	543	259	505
Total operating expenses	788	66	240	587	356	199	445

Operating result	347	59	(13)	300	187	60	60
Loan impairment	69	0	(5)	(40)	63	4	(5)

Operating profit before tax	278	59	(8)	340	124	56	65
Income tax expense	87	20	9	87	49	31	6

Profit for the period	191	39	(17)	253	75	25	59

Efficiency ratio	69.4%	52.8%	105.7%	66.2%	65.6%	76.8%	88.1%

	Private Equity	PC	Ass Man	GF/GS	Group (excl. cons.eff.)	cons. effect	Group (incl. cons.eff.)

Net interest income	(6)	127	1	(6)	2,240	(45)	2,195
Net commissions	3	150	140	(7)	1,067	0	1,067
Net trading income	(4)	10	3	(24)	446	(1)	445
Result from financial transactions	129	1	9	170	337	(11)	326
Result from equity participations	0	0	2	53	80	0	80
Other operating income	1	15	2	1	281	0	281
Net sales private equity holdings	0	0	0	0	0	920	920

Total operating income	123	303	157	187	4,451	863	5,314
Operating expenses	17	207	114	77	3,096	221	3,317
Goods & materials private equity holdings	0	0	0	0	0	631	631

Total operating expenses	17	207	114	77	3,096	852	3,948
Operating result	106	96	43	110	1,355	11	1,366
Loan impairment	2	(1)	0	12	99	0	99

Operating profit before tax	104	97	43	98	1,256	11	1,267
Income tax expense	(6)	27	12	14	336	11	347

Profit for the period	110	70	31	84	920	0	920

Efficiency ratio		68.3%	72.6%		69.6%		74.3%

Breakdown income statement and reconciliation fourth quarter 2005

(in millions of euros)

	Neth	BF	Europe	NA	LA	Asia	GC

Net interest income	835	45	(183)	617	683	123	222
Net commissions	134	1	96	231	118	131	209
Net trading income	108	0	329	137	67	22	269
Result from financial transactions	(2)	(1)	31	(18)	(38)	11	42
Result from equity participations	3	7	3	2	7	25	0
Other operating income	54	86	26	138	22	16	4

Total operating income	1,132	138	302	1,107	859	328	746
Total operating expenses	820	78	326	805	586	259	446

Operating result	312	60	(24)	302	273	69	300
Loan impairment	77	6	(38)	(15)	124	18	7

Operating profit before tax	235	54	14	317	149	51	293
Income tax expense	74	16	35	43	8	21	10

Profit for the period	161	38	(21)	274	141	30	283

Efficiency ratio	72.4%	56.5%	107.9%	72.7%	68.2%	79.0%	59.8%

	Private Equity	PC	Ass Man	GF/GS	Group (excl. cons.eff.)	cons. effect	Group (incl. cons.eff.)

Net interest income	4	133	1	(125)	2,355	(142)	2,213
Net commissions	(2)	174	164	26	1,282	0	1,282
Net trading income	(16)	13	2	(41)	890	1	891
Result from financial transactions	121	4	3	99	252	63	315
Result from equity participations	0	0	(2)	6	51	0	51
Other operating income	4	17	19	22	408	(19)	389
Net sales private equity holdings	0	0	0	0	0	1,185	1,185

Total operating income	111	341	187	(13)	5,238	1,088	6,326
Operating expenses	39	229	141	(202)	3,527	286	3,813
Goods & materials private equity holdings	0	0	0	0	0	804	804

Total operating expenses	39	229	141	(202)	3,527	1,090	4,617
Operating result	72	112	46	189	1,711	(2)	1,709
Loan impairment	17	1	0	90	287	0	287

Operating profit before tax	55	111	46	99	1,424	(2)	1,422
Income tax expense	(26)	27	9	(114)	103	(2)	101

Profit for the period	81	84	37	213	1,321	0	1,321

Efficiency ratio		67.2%	75.4%		67.3%		73.0%

Annex 3

Consolidated balance sheet at 31 March 2006 (1)

(in millions of euros)

	31 Mar 2006	31 Dec 2005	% change
Assets
Cash and balances at central banks	20,337	16,657	22.1
Financial assets held for trading	211,899	202,055	4.9
Financial investments	124,082	123,774	0.2
Loans and receivables - banks	128,456	108,635	18.2
Loans and receivables - customers	424,320	380,248	11.6
Equity accounted investments	1,328	2,993	(55.6)
Property and equipment	6,373	8,110	(21.4)
Goodwill and other intangible assets	10,988	5,168	112.6
Assets held for sale [2]	12,886
Accrued income and prepaid expenses	7,873	7,614	3.4
Other assets	26,548	25,550	3.9

	975,090	880,804	10.7

Liabilities
Financial liabilities held for trading	150,126	148,588	1.0
Due to banks	201,845	167,821	20.3
Due to customers	354,254	317,083	11.7
Issued debt securities	182,696	170,619	7.1
Provisions	7,946	6,411	23.9
Liabilities held for sale [2]	4,528
Accrued expenses and deferred income	8,280	8,335	(0.7)
Other liabilities	19,588	18,723	4.6

Total liabilities excluding subordinated liabilities	929,263	837,580	10.9

Subordinated liabilities	20,492	19,072	7.4

Share capital	1,069	1,069	0.0
Share premium	5,344	5,269	1.4
Net gains / (losses) not recognised in the income statement	1,131	1,246	(9.2)
Retained earnings	16,377	15,237	7.5
Treasury shares	(613)	(600)

Equity attributable to shareholders of the parent company	23,308	22,221	4.9
Equity attributable to minority interests	2,027	1,931	5.0

Total equity	25,335	24,152	4.9

Group capital	45,827	43,224	6.0

	975,090	880,804	10.7

Credit related contingent liabilities	50,257	46,021	9.2
Committed credit facilities	133,234	141,010	(5.5)

Exchange EUR/USD-rate	1.21	1.18	2.5

(1)	unaudited
(2)	The assets and liabilities held for sale represent the carrying amounts of the assets and liabilities excluding the intercompany funding of the Bouwfonds subsidiary.

Annex 4

Other information	31 Mar 2006	31 Dec 2005	% change

Number of ordinary shares outstanding (in millions)	1,878.6	1,877.9	0.0
Number of preference shares (in millions)	1,369.8	1,369.8
Average shareholders' equity (in millions) *	22,458	18,646
Net asset value per ordinary share (in euros)	12.41	11.83	4.9
Return on average shareholders' equity *	17.9%	23.5%
Earnings per share (in euros)	0.53	2.43
Earnings per share fully diluted (in euros)	0.53	2.42

(* excluding net gains/(losses) not recognised in the income statement)

Changes in total equity
(in millions of euros)	Cum 2006	Cum 2005

Total equity at the beginning of January	24,152	16,552
Profit for the period attributable to shareholders	1,003	895
Movements in net gains/(losses) not recognised in the income statement	(194)	171
Currency translation differences	53	306
Other	321	(286)

Total equity at the end of March	25,335	17,638

Cash flow statement
(in millions of euros)	Cum 2006	Cum 2005

Liquid funds at the beginning of January	6,043	8,603
Net cash flow from operations / banking activities	11,670	(7,504)
Net cash flow from investment activities	(9,997)	(6,666)
Net cash flow from financing activities	7,603	8,632
Currency translation differences	177	(59)

Liquid funds at the end of March	15,496	3,006

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Three months ended March 31, 2006	Three months ended Decem- ber 31, 2005	Three months ended March 31, 2005

	unaudited
	(in EUR millions except ratios)
Excluding Interest on
Deposits(1)
Operating Profit before Taxes	1,428	1,422	1,267
Add: Fixed Charges	2,703	4,437	746

Earnings before Taxes and
Fixed Charges	4,131	5,859	2,013

Fixed Charges	2,703	4,437	746

Ratio of Earnings to Fixed
Charges	1.53	1.32	2.70

Including Interest on
Deposits(1)
Fixed Charges as above	2,703	4,437	746
Add: Interest on deposits	4,354	4,525	3,312

Total Fixed Charges and
Interest on deposits	7,057	8,962	4,058

Earnings before Taxes and
Fixed Charges	4,131	5,859	2,013
Add: Interest on deposits	4,354	4,525	3,312

Earnings before Taxes and
Fixed Charges and Interest
on deposits	8,485	10,384	5,325

Ratio of Earnings to Fixed
Charges	1.20	1.16	1.31

(1)	Deposits include Banks and Total customer accounts.